October 17, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (702) 312-3590

Mr. Richard A. Bailey
Chief Executive Officer and Chief Financial Officer
Gateway Distributors, Ltd.
3220 Pepper Lane, Suite 14
Las Vegas, NV 89120

> **Re: Gateway Distributors, Ltd.**
> **Form 10-KSB for the year ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 000-27879**

Dear Mr. Bailey:

We have reviewed your response letter dated October 10, 2006 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We read your response to comment 2. Please confirm that you also performed your impairment analysis on an individual formula basis and that this analysis did not yield any impairment loss for the years ended December 31, 2004 and 2005.

2.   We note from your response to comment 3 that the quoted market value of the 48,010 shares of common stock on December 21, 2004 was $0.025 per share. The quoted market price of $0.025 per share was the price of your common stock prior to the 500 to 1 reverse stock split on March 28, 2005 and the December 21, 2004 share price was $12.50 on a post-split basis. We note that the 48,010 shares equate to 24.0 million shares on a pre-split basis. Please further explain to us why you are using the quoted market price of your common stock on a pre-split basis to value shares on a post-split basis.

3.   We read your response to comment 7. Please clarify how you will reflect the restatement adjustment in your historical financial statements and the amount you plan to retain as known liabilities. In this regard, you have previously represented that a certain amount of the $1.7 million, representing both the amount previously recorded as debt forgiveness and cushion, represents unknown liabilities for which you are unable to identify. Please clarify the amount of unknown liabilities and how you plan to present the restatement adjustment associated with these liabilities.

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You may contact Joshua Forgione, at (202) 551-3431, or me, at (202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Sincerely,

Steven Jacobs
Accounting Branch Chief